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                                                              Exhibit 4.66

                          FORM OF AMENDED AND RESTATED

                        ELECTRONIC DISTRIBUTION AGREEMENT

This Agreement is amended and restated this 14th day of February, 2003 between Infomart Limited a company governed by the laws of Canada ("Infomart") and ______________________ (the "Company") a company governed by the laws of Canada to reflect certain amendments to the agreement entered into by the parties as of April 30, 2002, such amendments made as of and to take effect on February 14, 2003 as follows:

1.       LICENSE

         (a) Subject to the terms and conditions contained in this Agreement, Company grants to Infomart a perpetual, world-wide right and license to offer and sublicense all news and editorial materials and photographs contained in all of its publications owned now (the "Publications") (such news and editorial materials and photographs being herein the "Content") in conjunction with present and future digital information storage and retrieval products and services (the "Infomart Services"), including but not limited to: (i) receiving, reproducing, re-marketing, displaying and distributing the Content; (ii) making storage copies of portions of the Content; and (iii) granting to the subscribers of Infomart Services the right to search, display, copy and download all or a part of the Content.

         (b) For a period of two years beginning on February 14, 2003, Company shall not grant the right and license to offer the news and editorial materials in the Publications in conjunction with present and future digital information storage and retrieval products and services to any third party except to satisfy requirements imposed by membership in the CanWest News Network (formerly the Southam News Network) and Canadian Press. Company represents and warrants that it has not granted any such right or license to any third party in the past except in respect of CanWest News Network and Canadian Press and the right and license granted by Company to Canada.com New Media Inc. dated April 30, 2002 which is a continuation of a prior license to Canada.com New Media Inc. and its predecessors which right and license shall be terminated on February 14, 2003. Notwithstanding the foregoing, the Company may offer the Content directly to subscribers through its own web site.

2.       LICENSE TO COMPANY

Company shall have access to the Infomart Services in respect of the Content and the news and editorial materials and photographs of the CanWest network of publications (the "CanWest Content"). Company shall only access the CanWest Content for the purpose of research by Company and shall not reproduce or redistribute the CanWest Content in any form. Company shall pay Infomart a monthly fee to be agreed to by the parties failing which agreement no access to the CanWest Content will be provided. Access to the Content shall be provided at no cost.
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3.       CONTENT DELIVERY

Company shall, at its own expense, provide or cause the Publications to provide the Content to Infomart, in accordance with formatting and the delivery requirements of Infomart communicated to Company by Infomart from time to time.

4.       CONTENT ENHANCEMENT

         (a) Upon receipt of the Content in accordance with Section 3, Infomart shall enhance the Content, including indexing, archiving and converting the Content into a form appropriate for on-line use, and will charge Company hourly fees for this enhancement as provided by written notice to Company from time to time.

         (b) At the option of the Company, any Content provided to Infomart may be enhanced by the Company in a form acceptable to Infomart, in its reasonable discretion, in which event the provisions of Section 4(a) shall not apply.

5.       ROYALTY PAYMENTS

In consideration of the rights and license granted to Infomart and the other agreements of the Company hereunder, Infomart shall pay to Company a monthly royalty payment equal to forty percent (40%) of the revenue Infomart receives from subscribers (excluding any subscribers who are affiliates of Infomart), which Infomart attributes to the Content ("Royalty Payment"). In determining the revenue for the Royalty Payment calculation, Infomart shall: (a) attribute the revenue in accordance with Infomart's current method of apportionment, which may change from time to time upon Notice, and shall use all reasonable efforts to attribute the revenue in an equitable manner so as not to discriminate amongst providers of content; and (b) deduct from the revenue any administrative fees charged by Infomart to the subscribers in accordance with its current practices which maybe changed from time to time upon Notice. Royalty Payments shall be made monthly within forty-five (45) days of the end of the month in respect of which the Royalty Payment is calculated.

6.       REPORTS

Within forty-five 45 days of the end of each month Infomart shall deliver to the Company, together with the Royalty Payment due to the Company for such month, a report describing the manner in which the Royalty Payment was calculated.

7.       INSPECTION

Company, at its expense, and upon at least thirty (30) days' Notice to Infomart, shall have the right once in any twelve (12) month period to designate auditors (the "Auditor"), satisfactory to Infomart acting reasonably, who may examine Infomart's relevant books and records in order to verify the figures reported in any monthly report, the manner in which they were calculated and the amounts owed to Company pursuant to this Agreement. Such books of account and records will be made available to the Auditor at the place where they are kept in the ordinary course of business or at a location mutually agreed between the parties. If, as a result of such examination the Auditor determines that Infomart misreported any figure or underpaid any amount, Company

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will furnish to Infomart a copy of the report of the Auditor setting forth the discrepancy showing, in reasonable detail, the basis upon which same was determined. If Infomart agrees with the report, Infomart will remit to Company a sum equal to the amount of any underpayment within thirty (30) days after Notice to Infomart of the discrepancy. If Infomart does not agree with the report and the parties are unable to agree on a resolution of the dispute within such thirty (30) day period, the dispute will be referred to an independent auditor which shall be a partner in an international accounting firm with no recent connection to the parties as agreed by the parties and failing agreement to an auditor chosen by a judge of the Ontario Superior Court. If the discrepancy is greater than five percent (5%) of the total amount reported by Infomart to be payable to Company for the period examined, then Infomart will reimburse Company for the reasonable out-of-pocket cost of such examination.

8.       CANCOPY

Subject to the terms of the applicable CANCOPY agreements, Infomart will manage Company's membership in CANCOPY and any successor entity, including the negotiation of the terms of membership, participation in licensing agreements and tariffs. All revenue received by Infomart from CANCOPY in respect of Company's membership in CANCOPY will be paid to Company in full, together with copies of all reports and other relevant documentation. Upon not less than thirty (30) days Notice, Infomart or Company may terminate Infomart's management of Company's membership in CANCOPY.

9.       RETENTION OF PROPRIETARY RIGHTS

Except as specifically provided in this license, Infomart shall acquire no right, title or interest in or to any of the Content or any copyrights, trademarks, service marks, trade secrets, patents or any other intellectual property or intangible property or proprietary rights of Company by reason of the license granted to Infomart hereunder, except that Infomart shall have and retain all right, title and interest in the compilation work resulting from the selection and arrangement of the Content with third party content.

10.      PROMOTION

Infomart may promote and market the availability of the Content with respect to the Infomart Services, subject to Company's prior written consent to the applicable promotion and marketing material, which consent will not be unreasonably withheld. Company hereby grants to Infomart a worldwide and non-exclusive license to use the Company's trade-marks, trade names and logos for the sole purpose of promoting and marketing the Content.

11.      CONFIDENTIALITY

At all times during and after the term of this Agreement, each party will maintain the confidentiality of any information supplied to it which is designated as confidential or which by its nature should be considered to be confidential, including without limitation the terms of this Agreement.

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12.      TERM

This Agreement shall continue until February 14, 2006, unless it is terminated in accordance with Section 13.

13.      TERMINATION

         (a) Either party may terminate this Agreement immediately upon Notice to the other party in the event that: the other party breaches or fails to perform in any material respect any of its obligations under this Agreement, and such breach or failure to perform remains unremedied (if capable of being remedied) for a period of thirty (30) days after Notice of such breach or failure has been provided to the other party; or the other party makes a general assignment for the benefit of creditors or a proposal or arrangement under applicable bankruptcy and/or insolvency legislation, a bona fide petition is filed against the other party under applicable bankruptcy and/or insolvency legislation, the other party shall be declared or adjudicated bankrupt, a liquidator, trustee in bankruptcy or any other officer with similar powers shall be appointed of or for the other party or the other party shall commit an act of bankruptcy or shall propose a compromise or arrangement or institute proceedings to be adjudged bankrupt or become insolvent or consent to the institution of such appointment or proceedings.

         (b) Infomart may terminate this Agreement in respect of a Publication upon thirty (30) days' Notice to Company if the inclusion of and offering of such Publication as part of Infomart's Services would be detrimental to Infomart in the reasonable opinion of Infomart.

         (c)      Infomart may terminate this Agreement upon not less than six
                  (6) months' prior Notice to the Company in the event it determines to discontinue providing the Infomart Services to third parties or to any of the publications of its affiliates.

14.      EFFECT OF TERMINATION OR EXPIRY

Upon termination or expiry of this Agreement, Company or the Publications shall cease to provide the Content to Infomart. In respect of the Content provided prior to termination or expiry of this Agreement, Infomart may continue to exercise the rights and licenses granted herein on a non-exclusive basis and, if so exercised, shall continue to pay Royalty Payments to Company and deliver to Company the reports referred to in Section 6.

15.      COMPANY OBLIGATIONS

Company shall ensure that and represents and warrants to Infomart as a continuing representation and warranty that:

         (a) the Content does not and will not infringe any intellectual property right of any third party;

         (b)      the Content is not libelous or defamatory;

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         (c)      the exercise by Infomart of the rights granted under this
                  Agreement will not infringe any intellectual property right of any third party or infringe the privacy or publicity rights of any third party; and

         (d) the Content has been and will be prepared by employees of Company in the course of their employment with Company or by persons who have assigned to Company, in writing, all their right, title and interest in the Content and such employees and persons have waived any and all moral rights in the Content.

16.      INDEMNITY

         (a) Company will, at its own expense, defend and save harmless Infomart and its affiliates and subsidiaries from and against any claims, demands, actions, causes of action, damage, loss, costs, liability or expense which may be made or brought against Infomart or which Infomart may suffer or incur as a result of or in connection with: (a) any default, breach or alleged default or breach of the Company's obligations, representations, warranties and covenants under this Agreement; or (b) any act or omission on the part of Company.

         (b) Infomart will, at its own expense, defend and save harmless the Company and its affiliates and subsidiaries from and against any claims, demands, actions, causes of action, damage, loss, costs, liability or expense which may be made or brought against the Company or which the Company may suffer or incur as a result of or in connection with: (a) any default, breach or alleged default or breach of the Infomart's obligations, representations, warranties and covenants under this Agreement; or (b) any act or omission on the part of Infomart.

17.      LIMITATION OF LIABILITY

In no event shall either party be liable to the other for any indirect, special, punitive, incidental or consequential damages whatsoever (including, without limitation, damages for loss of business profits, business interruption, loss of business information, or any other pecuniary loss) arising out of or related to any breach of this Agreement.

18.      SURVIVAL

Sections 1, 5, 6, 7, 9, 10, 11, 14, 15, 16, 17, 18, 20, 21, 22 and 25 shall survive termination or expiration of this Agreement for any reason.

19.      RELATIONSHIP OF PARTIES

Nothing in this Agreement shall be construed as creating an employer-employee relationship, a partnership, agency, franchise or a joint venture between the parties and neither party shall have the right, power or authority to obligate or bind the other party in any manner whatsoever without such party's written consent.

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20.      GOVERNING LAW AND ATTORNMENT

This Agreement shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. Subject to Section 21, each of the parties hereto shall attorn and submit to the exclusive jurisdiction of the courts of the Province of Ontario.

21.      ARBITRATION

In the event of any dispute, claim, question or disagreement arising out of or relating to this Agreement ("Dispute"), the parties shall use all reasonable efforts to settle such Dispute within a period of thirty (30) days of one party giving Notice of the Dispute to the other. If settlement cannot be reached within thirty (30) days, or such longer period as the parties may agree, either party may provide written notice to the other ("Notice to Arbitrate") and such Dispute shall be finally determined by arbitration from which there shall be no appeal to be held in accordance with the provisions of the Ontario Arbitration Act, 1991. The arbitration shall be heard by a single arbitrator agreed to by the parties and failing such agreement either party may apply to a judge of the Ontario Superior Court to appoint the arbitrator on behalf of the parties. The Notice to Arbitrate shall set out a concise description of the Dispute to be submitted to arbitration and shall be delivered to the other party. The arbitration, including the rendering of the award or decision, shall take place in Toronto, Ontario, which shall be the seat of the proceedings. The language to be used in the arbitration shall be English. Nothing in this Section precludes a party from seeking interim relief by way of an injunction (mandatory or otherwise) or other interim equitable relief in the Ontario Superior Court in connection with this Agreement.

22.      ASSIGNMENT

         (a) Except with the written consent of the other party, which can be arbitrarily withheld, or as provided in this Section, this Agreement may not be assigned by either party.

         (b) This Agreement may be assigned by a party to an affiliate of such party provided the assignor shall remain liable for all obligations of the assignee.

         (c) This Agreement may be assigned by Infomart to any successor to the business of Infomart upon Notice to the Company.

         (d) This Agreement may be assigned by the Company in connection with an initial public offering transaction including to an income trust or limited partnership upon Notice to Infomart.

23.      CONSTRUCTION AND WAIVER

If for any reason a court of competent jurisdiction finds any provision of this Agreement, or portion thereof, to be unenforceable, that provision of the Agreement will be enforced to the maximum extent permissible so as to effect the intent of the parties, and the remainder of this Agreement will continue in full force and effect. Failure by either party to enforce any provision of this Agreement will not be deemed a waiver of future enforcement of that or any other provision.

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24.      ENTIRE AGREEMENT AND MODIFICATION

This Agreement constitutes the entire agreement between Infomart and Company with respect to the subject matter hereof and supersedes and terminates any and all prior agreements or contracts, written or oral, entered into between the parties relating to the subject matter hereof. Any representations, promises or conditions in connection therewith not in writing signed by both parties shall not be binding upon either party.

25.      NOTICE

All notices ("Notices") required or permitted by this Agreement shall be given in writing and delivered personally or by courier, transmitted by facsimile or email (with confirmation of receipt) to Infomart at:

                             Andrew Martin, President
                             Infomart Limited
                             c/o CanWest Global Communications Corp.
                             CanWest Publications Inc.
                             1450 Don Mills Road
                             Toronto, Ontario M3B 2X7
                             FAX: 416-350-6066
                             Email: amartin@infomart.ca

                             and to CanWest Global Communications Corp. at:

                             Gary Maavara, Senior Vice-President and
                             Chief Operating Officer CanWest Interactive
                             31st Foor, Toronto-Dominion Centre
                             201 Portage Avenue
                             Winnipeg, Manitoba R3B 3C7
                             FAX: (204) 947-9841
                             Email: gmaavara@canwest.com

                             Richard Leipsic, Vice-President and General Counsel 31st Floor, Toronto-Dominion Centre
                             201 Portage Avenue
                             Winnipeg, Manitoba R3B 3C7
                             FAX: (204) 947-9841
                             Email: rleipsic@canwest.com

and to Company at:           Michael Sifton
                             cc. John Leader
                             Osprey Media Group Inc.
                             60 Renfrew Drive, Suite 230
                             Markham, Ontario L3R 0E1
                             FAX: (905) 752-1138

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or to such other address as either party may from time to time designate in writing. Notices shall be deemed given on the day of actual delivery if delivered prior to 5 PM and the day after transmission if delivered by facsimile or email.

26.      SUCCESSORS AND ASSIGNS

This Agreement shall ensure to the benefit of and be binding upon the parties and their respective successors (including any successor by reason of amalgamation of any party) and permitted assigns.

                             SIGNATURE PAGE FOLLOWS

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IN WITNESS WHEREOF the parties have executed this Electronic Distribution
Agreement as of the date first written above.

                                      INFOMART LIMITED

                                      By: ___________________________________
                                           Name: Richard M. Leipsic
                                           Title: Director

                                      By: ___________________________________
                                           Name: Pamela A. Harrod
                                           Title: Director

                                      _______________________________________

                                      By: ___________________________________
                                           Name:
                                           Title:

                                      By: ___________________________________
                                           Name:
                                           Title:

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